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                                                                  Exhibit (a)(5)

                       [Wright & Company, Inc. Letterhead]


                                     [logo]

                                 March 22, 2000

Everflow Eastern Partners, L.P.
585 West Main Street
P.O. Box 629
Canfield, OH 44406

ATTENTION:      William A. Siskovic

Gentlemen:

     SUBJECT:  SUMMARY REPORT
               Evaluation of Oil and Gas Reserves
               To the Interests of
               Everflow Eastern Partners, L.P.
               In Certain Appalachian Basin Properties
               Utilizing Constant Economics
               Effective December 31, 1999
               Job 9.531

         Wright & Company, Inc. has performed an evaluation to estimate proved reserves and cash flow from certain oil and gas properties to the subject interests. This evaluation was authorized by Mr. William A. Siskovic of Everflow Eastern Partners, L.P. (Everflow). Projections of the reserves and cash flow to the evaluated interests were based on economic parameters and operating conditions considered applicable as of December 31, 1999, and on projected changes in these parameters and conditions as specified by Everflow. This evaluation includes various economic and/or technical considerations which are outside the guidelines of the Securities and Exchange Commission (SEC) for disclosing reserves and cash flow in Form 10-K or other SEC filings. The following is a summary of the results of the evaluation effective December 31, 1999:


================================================================================
                             Proved         Proved
                            Developed      Developed     Pipeline
                            Producing     Nonproducing   Revenues      Total
                              (PDP)          (PDNP)       (Pipe)       Proved
================================================================================

Net Reserves to the
   Evaluated Interests
       Oil, Mbbl:             865.735          7.119        0.000       872.854
       Gas, Mmcf:          49,992.795      1,279.078        0.000    51,271.873

Cash Flow (BTAX), M$
   Undiscounted:           99,768.070      2,970.414      137.022   102,875.506
   Discounted at 10%
       Per Annum:          53,290.967      1,759.796       62.161    55,112.924
================================================================================

Mr. William A. Siskovic
Everflow Eastern Partners, L.P.
March 22, 2000
Page 2



        The attached Definitions of Oil and Gas Reserves describe all categories of proved reserves, and the Discussion describes the bases of this evaluation.

        It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.



                                             Yours very truly,


                                             /s/ Wright & Company, Inc.

                                             Wright & Company, Inc.




DRW/seb


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===============================================================================

                      DEFINITIONS OF OIL AND GAS RESERVES

         WRIGHT & COMPANY, INC. frequently prepares estimates of oil and gas reserves. Such reserves usually include quantities which are represented as "proved" and, depending upon the data base and/or the desire of the client, occasionally include additional reserves which are classified as "probable." The scope of the analyses may also include reserves classified as "possible." The definitions of oil and as reserves used by WRIGHT & COMPANY, INC. are set out below.
                         ------------------------------

                         DEFINITIONS OF PROVED RESERVES

         I. PROVED OIL AND GAS RESERVES

            Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under the economic criteria employed and existing operating conditions. Prices include consideration of changes in existing prices proved by contractual arrangements and for escalations based upon estimate of future conditions.

            A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

               1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

               2. the immediately adjoining portions not drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

            B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

            C. Estimates of proved reserves do not include the following:

               1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

               2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors:

               3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; nor those quantities being held in underground or surface storage.

               4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal and other such sources.

        II. PROVED DEVELOPED OIL AND GAS RESERVES*

            Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

       III. PROVED UNDEVELOPED OIL AND GAS RESERVES

            Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

--------------
       *WRIGHT & COMPANY, INC. may separate proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells. Proved developed nonproducing reserves are those to be recovered from wells or intervals within wells, which are completed but shut-in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

                         ------------------------------

The following additional classes of reserves may be assigned where they are justified.

PROBABLE OIL AND GAS RESERVES

Probable oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which are indicated by geological and engineering data to exist, but which are subject to an element of uncertainty such that they do not meet the criteria of the proved reserve category.

POSSIBLE OIL AND AS RESERVES

Possible oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which are inferred to exist, but where available geological and engineering data will not support a high classification.


                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================


                                   DISCUSSION



INTRODUCTION
------------


         Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and cash flow from certain oil and gas properties to the total interests of Everflow Eastern Partners, L.P. (Everflow). This evaluation was authorized by Mr. William A. Siskovic of Everflow. The results of the evaluation are summarized in the cover letter and are presented in detail in the summary tables.

        Total Everflow Interests are made up of direct working interests, certain landowner royalty interests, and certain overriding royalty interests in wells which Everflow also owns working interests. Additionally, over the years, Everflow has acquired certain interests in wells from former working interest owners, other area operators, or other non-affiliated entities. These additionally acquired interests are identified in Wright's report as "Company Owned Miscellaneous Interests" in accordance with the instructions of Everflow.

        In the 1980's, Everflow Eastern, Inc. acted as the General Partner and formed certain Limited Partnerships for the purpose of drilling and/or acquiring new wells. It is the understanding of Wright that almost all of these Limited Partnerships were terminated in 1991 after Everflow Eastern Partners, L.P. acquired the majority ownership of the partnerships through an exchange offer. Also in 1991, Everflow terminated three income programs in which it currently owns interests. These programs are: Everflow Income Program 1-A (approximately
95.07 percent ownership); Everflow Income Program 1-B (approximately 95.12 percent ownership); and Everflow Private Income Program (approximately 91.36 percent ownership). According to Everflow, these programs are identified for accounting purposes only, and are not identified in Wright's report in accordance with the instructions of Everflow.

        The individual projections of lease reserves and economics were generated using certain data that describe the production forecasts and all associated evaluation parameters such as interests, severance and ad valorem taxes, product prices, operating expenses, investments, salvage values, and abandonment costs as applicable. These data reports are not presented individually, but are a part of Wright's


                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

work product and are retained in our files. This report is a SUMMARY REPORT as requested by Everflow.

        The properties evaluated in this report are located in the states of Ohio, New York, and Pennsylvania. A List of Properties evaluated can be found in the Summaries section. Maps showing the states and counties in which the properties are located can be found at the end of the Location of Evaluated Interests section of this Discussion.

        Projections of the reserves and cash flow to the evaluated interests were based on economic parameters and operating conditions considered to be applicable as of December 31, 1999. This evaluation includes various economic and/or technical considerations which are outside the guidelines of the Securities and Exchange Commission (SEC) for disclosing reserves and cash flow in Form 10-K or other SEC filings.

        Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, severance and ad valorem taxes, operating expenses, investments, salvage values, and abandonment costs as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) values presented in the Summaries section of this report and summarized in the cover letter were based on projections of annual oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

        Unless specifically identified and documented by Everflow as having curtailment problems, gas production forecasts have been assumed to be a function of well productivity and not of market conditions. The effect of "take or pay" clauses in gas contracts, if there were such clauses, was not considered for this evaluation.

         Oil and gas reserves were evaluated for the proved developed producing
(PDP) and proved developed nonproducing (PDNP) reserves categories. The summary classification of proved developed reserves combines the PDP and PDNP categories. For the PDP category, reserves were based primarily on decline curve analysis projections where sufficient production history was available. For reserves assigned to the PDNP category, the production start dates for wells drilled during 1999 which were not producing at the effective date were estimated by Everflow and used according to


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                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

their instructions. There are two cases included in this evaluation to estimate net future revenues from pipeline (PIPE) operations.

        In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The attached Definitions of Oil and Gas Reserves describe all categories of proved reserves. The charts found at the end of this Discussion indicate the percent allocation of net oil and net gas reserves by reserves category.

        Oil reserves are expressed in thousands of United States (U.S.) barrels
(Mbbl) of 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (Mmcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

        No investigation was made of potential gas volume and/or value imbalances which may have resulted from over/under delivery to the evaluated interests. Therefore, the estimates of reserves and Cash Flow (BTAX) do not include adjustments for the settlement of any such imbalances.

        The Cash Flow (BTAX) was discounted at an annual rate of 10.00 percent (10.00 PCT) as requested by Everflow. Future cash flow was also discounted at several secondary rates as indicated on each reserves and economics page. These additional discounted amounts are displayed as totals only. The cash flow was discounted at the midpoint of the period, compounded annually. Capital costs were discounted from the time they occurred and were compounded annually. It should be noted that no opinion is expressed by Wright as to the fair market value of the evaluated properties. The charts found at the end of this Discussion indicate the percent allocation of 10.00 PCT cumulative discount (Cum. Disc.) by reserves category.

        This report includes only those costs and prices which were provided by Everflow that are directly attributable to the individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Everflow which are not included in this report. Such additional costs and revenues are outside the scope of this report. This report is not a financial statement for Everflow and should not be used as the sole basis for any transaction concerning Everflow or the evaluated properties.




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                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

        Wright is an independent consulting firm and does not own any interests in the properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Everflow. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned to the properties covered by this report.



DATA SOURCES
------------


        All data utilized in the preparation of this report with respect to interests, oil and gas prices, gas contract terms, operating expenses, investments, salvage values, abandonment costs, well information, and current operating conditions, as applicable, were provided by Everflow. The reserves category assignments reflect the status of the wells as of the effective date. Production data provided by Everflow were utilized. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made, as this was not considered to be within the scope of this evaluation.




METHODS OF RESERVES DETERMINATION
---------------------------------


        The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves. Methods utilized in this report include extrapolation of historical production trends and analogy to similar producing properties.


         Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends. Analogy to similar producing properties was used for those properties which lacked sufficient production history to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the


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                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

analogous properties or subsequent production from the evaluated properties. On newer producing properties with limited production history, field chart readings may have been utilized to establish the estimated performance trends.

        When observing the historical production on some of the wells, it can be seen that various gas purchase contracts have different restrictions and adjustments. The contracts may provide that certain wells can be shut-in for a period of time and limits the obligation of the gas purchaser to purchase gas. These production restrictions result in frequent fluctuations in production. Wright did not attempt to project the continuation of these fluctuations on a monthly basis, but instead based the initial production rates and estimated produced volumes on an average annual production schedule. Therefore, the actual production at the effective date may be more or less than the initial rate estimated by Wright.

        There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.




OIL PRICING
-----------


         An initial oil price of $22.25 per barrel was provided by Everflow and was used as the effective date price in accordance with their instructions. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations if they have occurred in the market subsequent to the effective date of this report.



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                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

GAS PRICING
-----------


        Over the last several years, Everflow established various intermediate term adjustable price gas purchase agreements. The provisions of these contracts varied from short-term month-to-month arrangements up to the life of a particular well. Some of these agreements are in effect through the end of 2001. Everflow provided the prices to be applied at the effective date. Gas prices are held constant from the first uncommitted year's estimated price for the life of the properties.

        Everflow did not identify a specific gas purchase agreement or expiration for certain wells. For those wells, the effective date price was held constant for the life of the properties. For other wells that are subject to life of well contracts, the effective date price was held constant for the life of the properties. It is the understanding of Wright that the gas prices provided by Everflow are net of any transportation, compression and gathering fees.



PRICING STATEMENT
-----------------


        It should be emphasized that with current economic uncertainties, fluctuations in market conditions could significantly change the economics in this report.


OPERATING EXPENSES
------------------

        Operating expenses were provided by Everflow on a well, area, or field basis, and represented, when possible, the latest available estimated average of all recurring expenses which are billable to the working interest owners. These expenses included, but were not limited to, all direct operating expenses, field overhead costs, and any ad valorem taxes not deducted separately. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Everflow. Any internal indirect overhead costs (general and administrative) were not included. For new and developing properties where data were unavailable, operating expenses were estimated by Everflow based on analogy with similar properties. Operating costs were held constant for the life of the properties.


                                      -6-

                                        Wright & Company, Inc.
                                        Petroleum Consultants
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================================================================================

SEVERANCE AND AD VALOREM TAXES
------------------------------


        Standard state severance taxes have been deducted as appropriate. All taxes were based on current published rates and were used in accordance with the instructions of Everflow. Any ad valorem taxes for properties in which the tax rate was unknown were assumed to be included in the operating expenses.


SALVAGE AND PROPERTY ABANDONMENT
--------------------------------


        In accordance with the instructions of Everflow, neither salvage values nor abandonment costs were included in the projections of reserves and economics. It was assumed that any salvage value would be directly offset by the cost to abandon the property.



ENVIRONMENTAL CONSIDERATIONS
----------------------------


        No consideration was given in this report to potential environmental liabilities which may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.



AREAS OF SIGNIFICANT INTERESTS
------------------------------


INTRODUCTION
        Everflow's operations are almost exclusively focused in the Appalachian Basin, and specifically in Eastern Ohio and Western Pennsylvania. Historically, Everflow has focused its activities on the Clinton Sandstone formation. Production in these formations occurs at depths ranging from 3,500 to 6,000 feet. These reserves are found in relatively tight reservoirs and "typically" follow a hyperbolic decline with a flattening steady decline in subsequent years. Average well life ranges from 20 to 30 years or more.


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                                        Wright & Company, Inc.
                                        Petroleum Consultants
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PROVED DEVELOPED RESERVES
        At the request of Everflow, Wright evaluated approximately 1,163 gross productive wells. These developed properties are focused in approximately 26 counties in the Appalachian Basin and can be found in the Location of Evaluated Interests section at the end of this Discussion. According to Everflow, they operate approximately 80% of the wells in which they own working interests.

         The majority of the value of the properties evaluated in this report is found in Ohio and assigned to the PDP reserves category. The PDP 10.00 PCT Cum. Disc. (BTAX) of 53,290.967 M$ represents approximately 97 percent of the Total Proved Developed of 55,050.763 M$. Most of the PDP wells have production histories of five to ten years or longer.

         There are approximately 9 wells assigned to the PDNP reserves category with a 10.00 PCT Cum. Disc. (BTAX) of 1,759.796 M$ or approximately three percent of the Total Proved Developed of 55,050.763 M$. In addition, Wright evaluated net pipeline revenues with a 10.00 PCT Cum. Disc. (BTAX) of approximately 62.161 M$.



LOCATION OF EVALUATED INTERESTS
-------------------------------


        The following map depicts the states and counties in which the evaluated properties are located.



CHARTS
------


         The following charts depict the percent allocation of net oil and gas reserves and 10.00 PCT Cum. Disc. (BTAX) by reserves category.


KGD/EKL/seb



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                                        Wright & Company, Inc.
                                        Petroleum Consultants

                        LOCATION OF EVALUATED INTERESTS
                        EVERFLOW EASTERN PARTNERS, L.P.
                          APPALACHIAN BASIN PROPERTIES
                                   JOB 9.531



          [Picture - Map of Location of Appalachian Basin Properties]





















                                        Wright & Company, Inc.
                                        Petroleum Consultants

                        EVERFLOW EASTERN PARTNERS, L.P.

                      Certain Appalachian Basin Properties
                                   Job 9.531


                                    [CHARTS]

                            NET OIL RESERVES (Mbbl)
                              BY RESERVES CATEGORY

                               PDP            99%
                               PDNP            1%



                            NET GAS RESERVES (Mmcf)
                              BY RESERVES CATEGORY

                               PDP            98%
                               PDNP            2%



                         10.00 PCT CUM. DISC. (BTAX) M$,
                              BY RESERVES CATEGORY

                               PDP            97%
                               PDNP            3%